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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             ----------------------

                         CENTILLIUM COMMUNICATIONS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                             ----------------------

                                    15239109
                    (CUSIP Number of underlying Common Stock)

                             ----------------------

                                   Faraj Aalei
                             Chief Executive Officer
                         Centillium Communications, Inc.
                            47211 Lakeview Boulevard
                            Fremont, California 94538
                                 (510) 771-3700
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                             ----------------------

                                   Copies to:
                          Arthur F. Schneiderman, Esq.
                             Kathleen B. Bloch, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
================================================================================
       Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------------------------------------------
            $17,344,580                               $3,469
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*    Calculated as of October 17, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 7,497,072 shares of common stock of Centillium will be tendered and cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Centillium's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Centillium believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our common stock, Centillium believes these options have little or no current value.

**   Amount previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid: N/A
                          Form or Registration No.: N/A
                                Filing party: N/A
                                 Date filed: N/A

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO filed by Centillium Communications, Inc. ("Centillium") with the Securities and Exchange Commission on October 22, 2001, as amended on November 13, 2001 and November 16, 2001 (the "Schedule TO"), relating to our offer to exchange certain outstanding employee stock options to purchase shares of our common stock for new stock options. This amendment reports the final results of the exchange offer.

     The exchange offer expired at 4:00 p.m. Pacific Time on Friday, November 30, 2001. Centillium accepted for exchange and cancellation options to purchase an aggregate of 5,203,418 shares of its common stock, representing approximately 72% of the shares subject to options that were eligible for exchange in the exchange offer. Subject to the terms and conditions described in the Offer to Exchange filed as Exhibit (a)(1) to the Schedule TO, Centillium will issue new options to purchase up to an aggregate of 5,203,418 shares of its common stock to up to 153 of its employees.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.


                                  CENTILLIUM COMMUNICATIONS, INC.

                                  /s/ Faraj Aalaei
                                  ----------------------------------------------
                                  Faraj Aalaei
                                  Chief Executive Officer

Date: December 5, 2001